Exhibit 99.1

Medigus: Smart Repair Pro gains Amazon’s approval for launch in Singapore

OMER, Israel, December 7, 2020 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq:MDGS) (TASE:MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced that it was informed by Smart Repair Pro, Inc. a data-driven e-commerce company operating on the Amazon Marketplace, that all of Amazon’s required regulatory processes were completed, which allows for the opening of its store in Singapore. Following Amazon’s approval, Smart Repair Pro is preparing to launch its brands for the first time in these two countries. Smart Repair Pro has already received Amazon’s approval to launch in Australia, the United Kingdom and four leading countries in Europe and operates in the U.S. today.

Medigus recently announced it intends to enter into e-commerce business by signing a definitive agreement to acquire a controlling interest in Smart Repair Pro and Purex, Inc. Pursuant to the agreement, Medigus will own 50.01% of the issued and outstanding share capital of each of the companies. The closing of the transactions contemplated in the definitive agreements are subject to customary closing conditions.

Smart Repair Pro and Purex currently manage three successful brands on the Amazon Marketplace, offering a variety of products. According to initial information provided to Medigus, the companies’ revenues target for 2020 is approximately $3 million with net profit of approximately 35%.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Contact (for media only)

Tatiana Yosef
Chief Financial Officer
+972-8-6466-880
ir@medigus.com

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, the Medigus uses forward looking statements when describing Smar Repair Pro, Inc.’s intent to open online stores in Singapore . These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as an announcement of the opening of online stores in Singapore nor of any revenues generated by Smart Repair Pro, Inc. from the Singapore market. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.